SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of November 1999 & January 2000


                      Bonso Electronics International Inc.
                      ------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                        Fo Tan, Shatin, N.T., Hong Kong
                        -------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

             Form 20-F   X                            Form 40-F ______


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes _____                                 No  X

Flat A-D, 8/Floor, Universal Industial Centre    North America Company Contact :
23-25 Shan Mei Street                            George O'Leary
Fo Tan, Shatin, N.T.                             1919 Yacht Colinia
Hong Kong                                        Newport Beach, CA 92660 USA
                                                 Tel: (949) 760-9611
                                                 Fax: (949) 760-9607

                      BONSO ELECTRONICS INTERNATIONAL INC.
                    REPORTS SECOND QUARTER FINANCIAL RESULTS

HONG KONG..(BUSINESS WIRE)..Nov. 15, 1999. Bonso Electronics International Inc. (Nasdaq/NMS: BNSO; BNSOW) reported results for the second quarter, ended Sept. 30, 1999.

Bonso's net sales for the six month period ended Sept. 30, 1999 were $7.9 million, an increase of 13% compared to sales of $6.9 million for the six month period ended Sept. 30, 1998. Operating income was $730,000 for the six months ended Sept. 30, 1999, an increase of 179% compared to $262,000 for the corresponding period last year. Net income for the current six month reporting period was $622,000, or $0.20 basic earnings per share, an increase of 465% from $110,000, or $0.036 basic earnings per share, reported for the six months ended Sept. 30, 1998.

For the three month period ended Sept. 30, 1999, net sales were $3.5 million, an increase of 29% compared to sales of $2.7 million for the three month period ended Sept. 30, 1998. Operating income for the current reporting quarter was $302,000, an increase of 1,273% compared to $22,000 in operating income reported for the comparable quarter in 1998. For the three month period ended Sept. 30, 1999, net income was $236,000, or $0.076 basic earnings per share, an increase of 602% compared to a net loss of $47,000, or $0.155 basic loss per share, for the three months ended Sept. 30, 1998.

Mr. Anthony So, Chairman and Chief Executive Officer of the Company, stated: "I am pleased to report that the second quarter results have remained on track and are consistent with the increase in sales occurring this year. I am very optimistic that the Company's sales will continue to increase in conjunction with our efforts to diversify our product offerings."

"In order to meet the demands of increased business activity, approximately US$2M of new capital has been invested in equipment and additional capital investment has been planned for the near future," Mr. So added.

Bonso designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health products include electronic thermometers and blood pressure meters.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

                       FINANCIAL HIGHLIGHTS--TO FOLLOW###

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                  September 30       March 31
                                                      1999             1999
                                                      ----             ----
                                                   (unaudited)       (audited)
ASSETS

Current Assets :
  Cash and cash equivalents                        $    383,747    $    271,447
  Restricted cash deposits                            1,036,513       1,011,688
  Trade receivables, net                                731,725         362,236
  Inventories, net                                    3,982,263       4,697,928
  Notes receivable                                      173,854         690,449
  Deferred income tax assets - current                   31,251          31,251
  Other receivables, deposits and
    Prepayments                                         285,063         243,231
                                                   ------------    ------------
    Total current assets                           $  6,624,416    $  7,308,230
Deferred income tax assets - non current                 81,223          81,223
Net property, plant and equipment                    12,838,475      11,270,831
                                                   ------------    ------------
Total assets                                       $ 19,544,114    $ 18,660,284
                                                   ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
  Bank overdrafts                                  $    488,428    $    643,278
  Notes payable                                       1,281,995         581,349
  Account payable                                     1,207,127       1,135,910
  Accrued charges and deposits                          312,720         516,458
  Income taxes payable                                   98,590          11,667
  Short-term loans                                      162,182         720,129
  Current portion of long-term debt &
    capital lease obligations                           420,671         383,409
                                                   ------------    ------------
    Total Current Liabilities                      $  3,971,713    $  3,992,200

Long term debt and capital lease
   Obligations, net of current maturities               326,923          42,397

Shareholders' equity :
  Common stock par value $0.003 per
  share authorized 23,333,334 shares
  issued and outstanding 2,919,159 shares                 8,753           9,353
  Additional paid in capital                          8,855,705      10,285,105
  Promissory note receivable from
     Shareholder                                           --        (1,430,000)
  Retained earnings                                   6,147,494       5,525,958
  Accumulated other comprehensive
     income                                             233,526         235,271
                                                   ------------    ------------
                                                   $ 15,245,478    $ 14,625,687
                                                   ------------    ------------
Total Liabilities & Shareholders' equity           $ 19,544,114    $ 18,660,284
                                                   ============    ============


                         BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED STATEMENTS OF INCOME
                             (In Thousand of U.S. Dollars)
                                      (unaudited)

                                    Three months ended            Six months ended
                                       September 30                 September 30
                                  ----------------------------------------------------
                                     1999          1998          1999          1998
                                     ----          ----          ----          ----

Sales                                  3,515         2,720         7,855         6,946

Cost of Sales                         (2,280)       (1,948)       (5,274)       (5,067)
                                  ----------    ----------    ----------    ----------
Gross Profits                          1,235           772         2,581         1,879

Operating Expenses
  Selling Expense                         38            32            90            84
  Salary & related cost                  380           346           875           816
  Research & development
  Expenses                                91             6            98            12
  General & administrative
    expenses                             424           366           788           705
                                  ----------    ----------    ----------    ----------
Income from operations                   302            22           730           262

Other income                              80            30           110            60

Foreign exchange Gain/
(Loss)                                     1            15            (6)           37

Interest Expenses                        (60)         (114)         (125)         (249)
                                  ----------    ----------    ----------    ----------
Income before income tax                 323           (47)          709           110
Income tax (credit)/charge               (87)         --             (87)         --
                                  ----------    ----------    ----------    ----------
Net income                               236           (47)          622           110
                                  ==========    ==========    ==========    ==========
Per share amounts (in dollars):
earnings per share
  Basic                                0.076       (0.155)          0.20         0.036
  Diluted                              0.065       (0.0137)         0.17         0.032

Weighted average shares
  Outstanding                      3,115,880     3,034,439     3,115,880     3,034,439

Incremental shares from
  Assumed exercise of
  Warrants and stock
  options                            539,950       396,687       539,950       396,687

Adjusted weighted average
  Share                            3,655,830     3,431,126     3,655,830     3,431,126


BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industial Centre    North America Company Contact :
23-25 Shan Mei Street                            George O'Leary
Fo Tan, Shatin, N.T.                             1919 Yacht Colinia
Hong Kong                                        Newport Beach, CA 92660 USA
                                                 Tel: (949) 760-9611
                                                 Fax: (949) 760-9607

                      BONSO ELECTRONICS INTERNATIONAL INC.
                CORRECTS SECOND QUARTER FINANCIAL RESULTS RELEASE

HONG KONG..(BUSINESS WIRE)..Nov. 15, 1999. Bonso Electronics International Inc. (Nasdaq/NMS: BNSO; BNSOW) corrected its press release relating to its second quarter financial results for the quarter ended September 30, 1999. The initial release stated that for the three months ended Sept. 30, 1998, Bonso had a net loss of $47,000, or $0.155 basic loss per share. The net loss of $47,000 was reported correctly; however the actual basic loss per share for the three months ended Sept. 30, 1998, was $0.0155 and not the $0.155 that was reported.

                                      ####

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25 Shan Mei Street                             George O'Leary
Fo Tan, Shatin, N.T.                              1919 Yacht Colinia
Hong Kong                                         Newport Beach, CA 92660 USA
                                                  Tel: (949) 760-9611
                                                  Fax: (949) 760-9607

                      BONSO ELECTRONICS INTERNATIONAL INC.
                    REPORTS SECOND QUARTER FINANCIAL RESULTS

HONG KONG..(BUSINESS WIRE)..Nov. 15, 1999. Bonso Electronics International Inc. (Nasdaq/NMS: BNSO; BNSOW) reported results for the second quarter, ended Sept. 30, 1999.

Bonso's net sales for the six month period ended Sept. 30, 1999 were $7.9 million, an increase of 13% compared to sales of $6.9 million for the six month period ended Sept. 30, 1998. Operating income was $730,000 for the six months ended Sept. 30, 1999, an increase of 179% compared to $262,000 for the corresponding period last year. Net income for the current six month reporting period was $622,000, or $0.20 basic earnings per share, an increase of 465% from $110,000, or $0.036 basic earnings per share, reported for the six months ended Sept. 30, 1998.

For the three month period ended Sept. 30, 1999, net sales were $3.5 million, an increase of 29% compared to sales of $2.7 million for the three month period ended Sept. 30, 1998. Operating income for the current reporting quarter was $302,000, an increase of 1,273% compared to $22,000 in operating income reported for the comparable quarter in 1998. For the three month period ended Sept. 30, 1999, net income was $236,000, or $0.076 basic earnings per share, an increase of 602% compared to a net loss of $47,000, or $0.0155 basic loss per share, for the three months ended Sept. 30, 1998.

Mr. Anthony So, Chairman and Chief Executive Officer of the Company, stated: "I am pleased to report that the second quarter results have remained on track and are consistent with the increase in sales occurring this year. I am very optimistic that the Company's sales will continue to increase in conjunction with our efforts to diversify our product offerings."

"In order to meet the demands of increased business activity, approximately US$2M of new capital has been invested in equipment and additional capital investment has been planned for the near future," Mr. So added.

Bonso designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health products include electronic thermometers and blood pressure meters.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

                       FINANCIAL HIGHLIGHTS--TO FOLLOW###

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------


                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                               (In U.S. Dollars)

                                                    September 30      March 31
                                                        1999            1999
                                                        ----            ----
                                                    (unaudited)      (audited)
ASSETS

Current Assets :
  Cash and cash equivalents                        $    383,747    $    271,447
  Restricted cash deposits                            1,036,513       1,011,688
  Trade receivables, net                                731,725         362,236
  Inventories, net                                    3,982,263       4,697,928
  Notes receivable                                      173,854         690,449
  Deferred income tax assets - current                   31,251          31,251
  Other receivables, deposits and
    Prepayments                                         285,063         243,231
                                                   ------------    ------------
    Total current assets                           $  6,624,416    $  7,308,230
Deferred income tax assets - non current                 81,223          81,223
Net property, plant and equipment                    12,838,475      11,270,831
                                                   ------------    ------------
Total assets                                       $ 19,544,114    $ 18,660,284
                                                   ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
  Bank overdrafts                                  $    488,428    $    643,278
  Notes payable                                       1,281,995         581,349
  Account payable                                     1,207,127       1,135,910
  Accrued charges and deposits                          312,720         516,458
  Income taxes payable                                   98,590          11,667
  Short-term loans                                      162,182         720,129
  Current portion of long-term debt &
    capital lease obligations                           420,671         383,409
                                                   ------------    ------------
    Total Current Liabilities                      $  3,971,713    $  3,992,200

Long term debt and capital lease
   Obligations, net of current maturities               326,923          42,397

Shareholders' equity :
  Common stock par value $0.003 per
  share authorized 23,333,334 shares
  issued and outstanding 2,919,159 shares                 8,753           9,353
  Additional paid in capital                          8,855,705      10,285,105
  Promissory note receivable from
     Shareholder                                           --        (1,430,000)
  Retained earnings                                   6,147,494       5,525,958
  Accumulated other comprehensive
     income                                             233,526         235,271
                                                   ------------    ------------
                                                   $ 15,245,478    $ 14,625,687
                                                   ------------    ------------
Total Liabilities & Shareholders' equity           $ 19,544,114    $ 18,660,284
                                                   ============    ============



                            BONSO ELECTRONICS INTERNATIONAL INC.
                              CONSOLIDATED STATEMENTS OF INCOME
                                (In Thousand of U.S. Dollars)
                                         (unaudited)

                                           Three months ended           Six months ended
                                              September 30                September 30
                                        ----------------------------------------------------
                                           1999          1998          1999          1998
                                           ----          ----          ----          ----

Sales                                        3,515         2,720         7,855         6,946

Cost of Sales                               (2,280)       (1,948)       (5,274)       (5,067)
                                        ----------    ----------    ----------    ----------
Gross Profits                                1,235           772         2,581         1,879

Operating Expenses
  Selling Expense                               38            32            90            84
  Salary & related cost                        380           346           875           816
  Research & development
  Expenses                                      91             6            98            12
  General & administrative
    expenses                                   424           366           788           705
                                        ----------    ----------    ----------    ----------
Income from operations                         302            22           730           262

Other income                                    80            30           110            60

Foreign exchange Gain/
(Loss)                                           1            15            (6)           37

Interest Expenses                              (60)         (114)         (125)         (249)
                                        ----------    ----------    ----------    ----------
Income before income tax                       323           (47)          709           110
Income tax (credit)/charge                     (87)         --             (87)         --
                                        ----------    ----------    ----------    ----------
Net income                                     236           (47)          622           110
                                        ==========    ==========    ==========    ==========
Per share amounts (in dollars) :
earnings per share
  Basic                                      0.076       (0.0155)         0.20         0.036
  Diluted                                    0.065       (0.0137)         0.17         0.032

Weighted average shares
  Outstanding                            3,115,880     3,034,439     3,115,880     3,034,439

Incremental shares from
  Assumed exercise of
  Warrants and stock
  options                                  539,950       539,950       396,687       396,687

Adjusted weighted average
  Share                                  3,655,830     3,655,830     3,431,126     3,431,126


BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industial Centre    North America Company Contact :
23-25 Shan Mei Street                            George O'Leary
Fo Tan, Shatin, N.T.                             1919 Yacht Colinia
Hong Kong                                        Newport Beach, CA 92660 USA
                                                 Tel: (949) 760-9611
                                                 Fax: (949) 760-9607


                      BONSO ELECTRONICS INTERNATIONAL INC.
                            REPORTS WARRANT EXTENSION

HONG KONG..(BUSINESS WIRE)..Nov. 17, 1999. Bonso Electronics International Inc. (Nasdaq/NMS: BNSO; BNSOW) reported that the expiration date of its publicly held warrants has been extended from December 14, 1999, to 2:00 p.m. (Pacific Time) on January 31, 2000. Bonso currently has 2,174,403 publicly held warrants outstanding. Each warrant entitles the holder to purchase one share of Bonso's $0.003 par value common stock at $7.35 per share.

Bonso designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health products include electronic thermometers and blood pressure meters.

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25 Shan Mei Street                             George O'Leary
Fo Tan, Shatin, N.T.                              1919 Yacht Colinia
Hong Kong                                         Newport Beach, CA 92660 USA
                                                  Tel: (949) 760-9611
                                                  Fax: (949) 760-9607

         Bonso Electronics International Inc. Announces Warrant Dividend

HONG KONG..(BUSINESS WIRE)..January 5, 2000. Bonso Electronics International Inc. (Nasdaq/NMS: BNSO; BNSOW) announced today that the board of directors has approved the declaration of a dividend consisting of newly authorized common stock purchase warrants (the "New Warrants") to (i) the record holders of Bonso's existing warrants at the close of trading on January 19, 2000 (the "record date"), and (ii) all persons who exercised warrants between November 22, 1999, and the close of trading on January 19, 2000. The New Warrants will expire on December 31, 2001.

Under the terms of the dividend, all warrantholders of record on the record date and all persons who exercised their warrants between November 22, 1999, and January 19, 2000, will receive one New Warrant for every warrant owned on the record date or every warrant exercised. One share of Bonso's common stock may be acquired upon the exercise of two New Warrants at an exercise price of $17.50 per share. No voting rights will attach to ownership of the New Warrants. The company will have the right to redeem the New Warrants upon 30 days notice for a redemption price of 1 cent per warrant in the event the public trading price of the company's common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days.

Bonso intends to register the distribution of the warrant dividend with the United States Securities and Exchange Commission, and hopes to qualify the New Warrant for secondary trading on the NASDAQ SmallCap Market. Former warrantholders who have exercised their warrants during the applicable period may obtain New Warrants by submitting evidence of their exercise to the Company's transfer agent-- U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204. The warrants will not be tradeable and may not be exercised until Bonso registers the warrants to permit exercise with the United States Securities and Exchange Commission and any other applicable state regulatory agencies.

Mr. Anthony So, Chairman and Chief Executive Officer of the Company, stated: "I believe that Bonso's common stock is undervalued and that the New Warrant may provide our warrantholders and common stockholders who previously exercised their warrants with the opportunity to realize value in the future as the Company grows and prospers."

Bonso designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health products include electronic thermometers and blood pressure meters.

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25 Shan Mei Street                             George O'Leary
Fo Tan, Sha Tin, N.T.                             1919 Yacht Colinia
Hong Kong                                         Newport Beach, CA 92660 USA
                                                  Tel: (949) 760-9611
                                                  Fax: (949) 760-9607

                        STEW JACKSON JOINS BONSO'S BOARD

HONG KONG - (BUSINESS WIRE) - January 21, 2000 - Bonso Electronics International, Inc. (NASDAQ/NMS: BNSO; BNSOW) announced today that J. Stewart Jackson, IV was elected to the Board of Directors by the Shareholders at Bonso's Annual Shareholder Meeting held in Denver, Colorado on 10 January 2000.

Stew Jackson is currently the owner and president of Jackson Burglar Alarm, Denver, Colorado. His past accomplishments include the founding and management of Denver Burglar Alarm Products, a company that invented, patented, manufactured, distributed and installed the first self-contained ionization smoke detectors which were later sold to a conglomerate manufacturer.

Stew Jackson is a substantial shareholder of Bonso stock and stated, "After considerable research into Bonso Electronics, which included a visit to their factory in the People's Republic of China, I was impressed with the accomplishments to date, as well as, the dedication and capabilities of the management team. I have been especially impressed with Bonso's rapid progress in the fast growing wireless communications arena."

Anthony So, Chairman and CEO of Bonso stated, "Stew Jackson brings a wealth of successful business experience to our company. His knowledge of Operations, Finance and Marketing will be valuable assets to call upon as we implement and continue to plan our future strategic direction."

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments, electronic consumer and health care products, as well as, their new line of telecommunication and internet audio products. The company manufactures all of its products in the People's Republic of China. The Company's scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial, parcel and mechanical scales that are used for consumer, commercial and industrial applications. The company's electronic consumer and health care products, include joysticks, thermometers, and blood pressure monitors. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------

Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25 Shan Mei Street                             George O'Leary
Fo Tan, Sha Tin, N.T.                             1919 Yacht Colinia
Hong Kong                                         Newport Beach, CA 92660 USA
                                                  Tel: (949) 760-9611
                                                  Fax: (949) 760-9607


                                BONSO ELECTRONICS
                 ANNOUNCES NEW WIRELESS COMMUNICATIONS PRODUCTS

HONG KONG - (BUSINESS WIRE) - January 24, 2000 - Bonso Electronics International, Inc. (NASDAQ/NMS: BNSO; BNSOW) announces today that significant contract manufacturing orders for a family of TWO-WAY Radios (walkie-talkies) have been received and production shipments are currently being made. These two-way radio products operate on the Family Radio System (FRS) channel frequency and have a range of up to two miles. A significant production ramp up is planned for the first calendar quarter of 2000 and beyond.

Anthony So, Chairman and CEO of Bonso, stated, "We are pleased to announce our initial product entry into the fast growing telecommunication's arenas. This new line of products demonstrate our expertise, as well as, our commitment to become a significant supplier to OEM customers in the fast growing telecommunications market."

On October 1, 1999, the Wall Street Journal stated that walkie-talkies are the fastest growing consumer electronic GIZMO; outpacing high-definition TV and DVD players. The article also quoted market research data showing growth from 200,000 units in 1997 to over 5,000,000 units being sold in 1999.

This new class of powerful, lightweight two-way radios is becoming increasingly popular with homeowners who want to stay in constant contact with their kids, nannies or neighbors. These new walkie-talkies aren't like the ones used years ago. Three years ago, the Federal Communications Commission (FCC) assigned 14 radio frequencies for "Family Radio Service." The new frequencies are not far from the frequencies used by FM radio stations so they don't have the static associated with the old models that operated on AM.

Bonso's product range includes entry-level models with one channel up to the top of the line unit, which offers 14 channels, and as many as 38 sub-channels on each frequency. All units include a "power-indicator" light. Some units include a "call button" that sends out a tone before you send your message. The higher priced models come with a setting that changes the tone to vibration, similar to pagers or cell phones.

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products, as well as, their new line of telecommunications products. The Company manufactures all of its products in the People's Republic of China. The Company's scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial, parcel and mechanical scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include joysticks, thermometers, and blood pressure monitors .The companies telecommunications products include Two Way radios. Headquartered in Hong Kong, Bonso electronics markets its products to customers primarily in North America and Europe.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL INC.
                                        (Registrant)



Date: February 8, 2000                  By: /s/ Henry F. Schlueter
      ----------------                  --------------------------
                                        Henry F. Schlueter, Assistant Secretary